

May 22, 2009

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re:** **Blacksands Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Form 10-Q for the Quarterly Period Ended January 31, 2008**
> **Filed March 24, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated August 18, 2008**
> **Form 10-Q for the Quarterly Period Ended July 31, 2008**
> **Filed September 15, 2008**
> **Response Letter Dated October 20, 2008**
> **Response Letter Dated December 19, 2008**
> **Response Letter Dated February 20, 2009**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the Quarterly Period Ended January 31, 2009**
> **Filed March 20, 2009**
> **Response Letter Dated May 8, 2009**
> **File No. 000-51427**

Dear Mr. Parisotto:

   We have reviewed your response letters and subsequent filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Financial Statements

Note 2 – Oil and Gas Property Costs, page 7

1.   We note you have not incurred any impairment of your oil and gas property
        (property acquisition costs) despite changes in the oil (and bitumen) economic
        landscape over the past 12 months as well as your unsuccessful attempt to obtain
        exploratory permits. Please tell us how you have considered these or other
        pertinent factors in determining no impairment is necessary at this time. Refer to
        paragraph 28 of FAS 19.

        Please also expand your management's discussion and analysis in future filings
        and amendments to address this critical accounting policy. Your expanded
        disclosure should address the risk of impairment, when you last evaluated your oil
        and gas property for impairment, the factors considered, and your basis for
        conclusion. Your critical accounting policy disclosure should also analyze the
        uncertainties inherent in your impairment conclusions and the variability that is
        reasonably likely to result from changes in assumptions over time (e.g. what
        changes in assumptions would lead to impairment). In your response to this
        comment, please provide us a sample of your proposed future disclosure.

Note 3 – Stockholders' Equity and Loss per Share Calculation, page 8

2.   We note your response to prior comment number six from our letter dated April 9,
        2009. Please confirm to us that the warrants issued to Mr. Burden are considered
        a share-based payment to a non-employee. Please also tell us the following:

        ·   What goods or services are provided (or to be provided) by Mr. Burden in
            consideration for the warrant issuance;

        ·   What factors you considered as the basis for your conclusion that the fair
            value of the warrants issued is more reliably measurable than the fair value of
            the goods or services received in this share-based payment transaction;

        ·   What date you determined to be the measurement date, and what events or
            circumstances you considered in determining this date;

- How you determined it is appropriate to expense the warrants (rather than capitalize or defer), and whether the result would be different had the value of Mr. Burden's goods or services been paid in cash; and

- How you determined the second quarter of fiscal year 2009 is the appropriate recognition period (versus prior or subsequent periods), and whether the result would be different had the value of Mr. Burden's goods or services been paid in cash.

Please refer to paragraphs 7 and 8 of FAS 123R and EITF 96-18.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief